Exhibit 1

FOR IMMEDIATE RELEASE	18 DECEMBER 2017

WPP PLC (“WPP”)

Ogilvy & Mather acquires a majority stake in digital consultancy ARBA in Hong Kong

WPP announces that its wholly-owned marketing communications network, Ogilvy & Mather (Ogilvy), has acquired a majority stake in ARBA, a digital consultancy.

Founded in Hong Kong in 2012, ARBA offers bespoke digital design and software engineering services with a focus on sales acceleration and customer experience. It specializes in digital strategy and has strong expertise in the financial services industry. With a staff strength of more than 40, ARBA clients include FWD, Prudential, Hang Seng Bank and other financial and insurance providers.

ARBA’s revenues were around HKD 17.3 million, with net assets of around HKD 5.8 million for the year ending March 2017.

The acquisition advances Ogilvy’s existing capabilities in digital strategy and creative through the technical and production strengths of ARBA, which include enterprise mobile apps, responsive web and intranet, as well as CRM and predictive analytics.

The investment continues WPP’s strategy of focusing on three key areas that differentiate the Group’s offering to clients: technology, data and content. WPP’s digital assets include companies such as Acceleration (marketing technology consultancy), Cognifide (content management technology), Conexance (data cooperative), Deeplocal (innovation studio founded as a spin-off from Carnegie Mellon University), Marketplace Ignition (Amazon-focused ecommerce), Medialets (mobile ROI measurement), Salmon (e-commerce), The Cocktail (digital consultancy) and Hogarth (digital production technology). WPP also has investments in a number of innovative technology services companies such as Globant and Mutual Mobile, as well as ad technology companies such as AppNexus, Celtra (creative management platform), comScore (data investment management), mySupermarket, Percolate, ScrollMotion and Within Unlimited (VR/AR).

The Group has invested in digital content companies like All Def Digital, Fullscreen, Gimlet, Indigenous Media, Imagina (a content rights and media company based in Spain), MRC, Mic, Mitú, Refinery29, Uproxx Media Group and VICE. WPP’s roster of wholly owned digital agencies include AKQA, Blue State Digital, Essence, F.biz, Mirum, POSSIBLE, Triad Retail Media, VML and Wunderman.

WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. Digital represented 41% of WPP’s revenues as of June 30, 2017. Collectively WPP companies in Greater China generate revenues of almost US$1.6 billion and employ over 13,000 people.

Contact:

Juliana Yeh, WPP	+852 2280 3790